

16014989

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2016
Washington DC

SEC FILE NUMBER
8- 23406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centennial Securities Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3075 Charlevoix Dr. SE
(No. and Street)

Grand Rapids (City) | Michigan (State) | 49546 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randall L. Hansen | 616-942-7680 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Echelbarger, Himebaugh, Tamm & Co., P.C.
(Name – *if individual, state last, first, middle name*)

2301 East Paris Avenue SE (Address) | Grand Rapids (City) | Michigan (State) | 49546 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Randall L. Hansen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centennial Securities Company, Inc., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Elizabeth Tsironis 2/22/16

Notary Public

ELIZABETH TSIRONIS
Notary Public, Kent County, MI
My Commission Expires 5/14/2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EHTC

CPAs & Business Consultants

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Centennial Securities Company, Inc.
Grand Rapids, Michigan

We have audited the accompanying statement of financial condition of Centennial Securities Company, Inc. as of December 31, 2015, and the related statements of operations, changes in stockholders' equity, and changes in financial condition for the year ended December 31, 2015. These financial statements are the responsibility of Centennial Securities Company, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 5 to the financial statements, the Company accounts for its investment in affiliate by the cost method of accounting. Accounting principles generally accepted in the United States of America (U.S. GAAP) require that the investment be adjusted to reflect the Company's equity in the losses of that affiliate. If the financial statements were corrected for that departure from U.S. GAAP, investments would be decreased by $15,555 and retained earnings would be decreased by $15,555 as of December 31, 2015 and net income would be decreased by $138 for the year then ended.

In our opinion, except for the effects of not recording the investment in affiliate by the equity method of accounting as discussed in the previous paragraph, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Centennial Securities Company, Inc. as of December 31, 2015 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary schedules have been subjected to audit procedures performed in conjunction with the audit of Centennial Securities Company, Inc.'s financial statements. The supplemental information is the responsibility of Centennial Securities Company, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Echelbarger, Himebaugh, Tamm & Co., P.C. P: 616.575.3482 F: 616.575.3481
info@ehtc.com www.ehtc.com 2301 East Paris Ave., SE, Grand Rapids, MI 49546
■ P.O. Box 1154, Gaylord, MI 49734

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Form X-17A-5 Part III and the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information contained in Form X-17A-5 Part III and the supplemental schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully submitted,



Echelbarger, Himebaugh, Tamm & Co., P.C.
Grand Rapids, Michigan

February 26, 2016

CENTENNIAL SECURITIES COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	854,658
Receivables:		
Clearing organization		120,240
Commissions		170,000
Other		3,196
Employees		24,298
Deposit with clearing organization		50,000
Investment in affiliate		15,669
Prepaid expenses		68,151
Property and equipment, less accumulated depreciation		104,387
TOTAL ASSETS	$	1,410,599

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Commissions payable	$	85,000
Accrued compensation		269,601
Other accrued liabilities		19,500
TOTAL LIABILITIES		374,101
STOCKHOLDERS' EQUITY:		
Common stock, $.10 par value: shares authorized 50,000; issued and outstanding 7,633		763
Paid-in-capital		933,325
Retained earnings		102,410
TOTAL STOCKHOLDERS' EQUITY		1,036,498
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,410,599

See Independent Auditor's Report.
See notes to financial statements

CENTENNIAL SECURITIES COMPANY, INC.
NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Method of accounting - The accompanying financial statements have been prepared on the accrual basis of accounting.

Cash and cash equivalents – The Statement of Changes in Financial Condition is designed to show the change in cash and cash equivalents during the year. Cash equivalents are defined as short-term highly liquid debt instruments purchased with a maturity of three months or less. The Company held no cash equivalents at December 31, 2015.

Receivables - Receivables are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts, if needed, through a provision for bad debt expense and an adjustment to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. No allowance for doubtful accounts is considered necessary.

Commission income - Commission income is recorded on a trade date basis and normally settled within 30 days.

Liabilities subordinated to claims of general creditors - The Company does not have any liabilities subordinated to claims of general creditors.

Property, equipment and depreciation - Property and equipment is recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Depreciation expense amounted to $35,497 for the year ended December 31, 2015. Management annually reviews these assets to determine whether carrying values have been impaired.

The following useful lives are being used to depreciate property and equipment:

Building and improvements	15 - 50 years
Leasehold improvements	5 - 7 years
Furniture and equipment	3 - 5 years

Advertising - The Company expenses advertising costs as incurred. Advertising expense amounted to $228,717 for the year ended December 31, 2015.

See Independent Auditor's Report.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income taxes - Centennial Securities Company, Inc., with the consent of its stockholders, has elected under the Internal Revenue Code to be treated as an S Corporation. Under these provisions, the Company does not pay corporate income taxes on its taxable income. Instead, the stockholders are liable for any income taxes due on their share of the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the consolidated financial statements.

Subsequent events – In preparing these financial statements the Company has evaluated events and transactions for potential recognition or disclosure through, February 26, 2016, the date the financial statements were available to be issued.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES

Centennial Securities Company, Inc. is a securities broker-dealer and is registered with the Securities Exchange Commission and the states of Michigan, Ohio, Indiana, Illinois, Florida, and various other states. The Company is a licensed member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

The Company has entered into a membership agreement with the FINRA under which it is exempt from the provisions of the Securities and Exchange Commission's Rule 15c3-3 pursuant to paragraph (k)(2)(ii). As such, the Company must clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer and promptly transmit all customer funds and securities to the clearing broker or dealer. The Company must refrain from holding customer funds or safe-keeping customer securities.

The Company introduces transactions and conducts business on a fully disclosed basis. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, it operates under certain exemptive regulatory provisions.

Commissions and concessions receivable were substantially collected subsequent to year-end and are likewise considered subject to minimal risk. The Company's customers reside principally in western Michigan and northern Illinois.

Estimates - The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenditures. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

NOTE 2 - NATURE OF ORGANIZATION, RISKS AND UNCERTAINTIES (CONTINUED)

In the preparation of tax returns, tax positions are taken based on interpretation of federal, state and local income tax laws. Management periodically reviews and evaluates the status of uncertain tax positions and makes estimates of amounts, including interest and penalties, ultimately due or owed. No amounts have been identified, or recorded, as uncertain tax positions. Federal, state, and local tax returns generally remain open for examination by the various taxing authorities for a period of three to four years.

FASB ASC 810, "Consolidation of Variable Interest Entities" clarifies existing accounting principles related to the preparation of consolidated financial statements when the equity investors in an entity do not have the characteristics of a controlling financial interest or when the equity at risk is not sufficient for the entity to finance its activities without additional subordinated financial support. FASB ASC 810 requires a company to evaluate all existing arrangements to identify situations where a company has a "variable interest" in a "variable interest entity" and further determine when such variable interests require a company to consolidate the variable interest entities' financial statement with its own.

Amendment 2014-07 of FASB ASC 810 permits a private company lessee to elect an alternative not to apply variable interest entity (VIE) guidance to a lessor if the lessor and the lessee are under common control and have a leasing arrangement and substantially all activities between the two are related to leasing activities.

The accounting alternative is an accounting policy election that, when elected, should be applied by a private company lessee to all current and future lessor entities under common control that meet the criteria for applying this approach.

The Company's management has elected the alternative accounting policy under this amendment of not applying the VIE guidance to a certain related party as defined by FASB ASC 810 amendment 2014-07. The Company has not consolidated this related entity in these financial statements. Information concerning transactions with the related entity is disclosed in note entitled "Related Parties."

NOTE 3 – CASH

Substantially all cash is on deposit with two financial institutions. At various times the Company's cash balances exceeds the Federally Insured limits. At December 31, 2015, the Company's institutional balances totaled $877,705, of which $627,705 was uninsured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 4 – DEPOSIT WITH CLEARING ORGANIZATION

The Company is required to maintain a collateral account with its clearing organization with a minimum market value of $50,000.

NOTE 5 – INVESTMENT IN AFFILIATE

The Company has a 49% investment in an affiliate at December 31, 2015. The Company has decided to carry the investment in affiliate at cost which is a U.S. GAAP departure. Under the cost method, the Company recognizes as income dividends received that are distributed from net accumulated earnings of the affiliate. There were no dividends received from the affiliate for the year ended December 31, 2015.

NOTE 6 – RELATED PARTIES

C.S.C. II, Inc. owns an office building and leases office space to Centennial Securities Company, Inc. Total rent amounted to $150,396 for the year ended December 31, 2015. Centennial Securities Company, Inc. has no ownership interest in C.S.C. II, Inc., however the shareholders of Centennial Securities Company, Inc. are the same shareholders of C.S.C. II, Inc. The creditors of C.S.C. II, Inc. generally have no recourse against the credit of Centennial Securities Company, Inc.

The Company on occasion will advance commissions or cover expenses incurred by their Financial Advisors. Balances due from Financial Advisors under this arrangement amounted to $24,298 at December 31, 2015.

NOTE 7 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2015:

Leasehold improvements	98,532
Furniture and equipment	404,129
	502,661
Less accumulated depreciation	398,274
Net property and equipment	$ 104,387

NOTE 8 – LINE OF CREDIT

The Company has a $150,000 line of credit with Talmer Bank & Trust. There were no borrowings against the line at December 31, 2015. The line bears interest at the bank's prime lending rate which was 3.25% at December 31, 2015. The line of credit expires on April 10, 2016 and is secured by the unlimited guarantee of CSC II Inc. The Company's agreement with the bank also includes certain affirmative and negative covenants. The Company is in compliance with these covenants at December 31, 2015.

See Independent Auditor's Report.

NOTE 9 - LEASES

The Company leases office space from an outside party under the terms of an agreement expiring in September 2017. Rental expense under this agreement totaled $34,118 in 2015. The Company leases additional office space from an outside party under the terms of an agreement expiring in March 2017. Rental expense under this agreement totaled $55,279 in 2015.

The Company leases certain equipment under non-cancelable operating leases expiring at various times through 2017. Rental expense under these agreements totaled approximately $11,983 in 2015.

The following is a schedule of future minimum lease payments required under the non-cancelable operating leases at December 31:

Year		
2016	$	93,968
2017		42,814
	$	136,782

NOTE 10 - REGULATORY NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the FINRA the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2015, the Company had regulatory net capital of $735,797 and a minimum regulatory net capital requirement of $100,000. The ratio of aggregate indebtedness to net capital was 0.5084 to 1.

NOTE 11 - RETIREMENT PLAN

The Company maintains a retirement plan which covers substantially all employees and is qualified under Section 401(k) of the Internal Revenue Code. The plan is a safe harbor 401(k) plan. The Company contributed approximately $131,000 to the plan for 2015.

NOTE 12 - STOCK REPURCHASE AGREEMENT

The stockholders and the Company have the option to purchase any company stock offered for sale by stockholders.

In the event of the death, disability, retirement, or termination of a stockholder the remaining stockholders have the option to purchase their company stock. The Company is obligated to repurchase any company stock not purchased by the remaining stockholders. The purchase price under this provision is the amount agreed to periodically by the stockholders. For 2015, the buyback provision was 160% of net book value.

Any amounts paid by the Company under this agreement are subject to the Company's ability to meet net capital requirements established by the Securities Exchange Act Rule 15c3-1.

NOTE 13 - COMMITMENTS, GUARANTEES AND CONTINGENCIES

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly executed transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees, and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company has never been called upon to make payments under such guarantees, and believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 14 - COMMON STOCK

Common stock is as follows:

Centennial Securities Company, Inc. - $0.10 par value, 50,000 shares authorized, 7,633 shares issued and outstanding.

CENTENNIAL SECURITIES COMPANY, INC.

FINANCIAL STATEMENTS
(Balance Sheet Only)

YEAR ENDED DECEMBER 31, 2015